SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

DIVESTMENT OF RELEVANT EQUITY INTEREST

São Paulo, March 24, 2020 – BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; OTC: BRKMY; LATIBEX: XBRK) (“Company”), in compliance with Article 12 of CVM Instruction 358/02, hereby inform its shareholders and the market that it received correspondence from Alaska Investimentos Ltda., a private legal entity, with principal place of business at Rua Bandeira Paulista, 600, conjunto 73, Itaim Bibi, CEP 04532-001, in the City of São Paulo, State of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 11.752.203/0001-50, informing that it divested, on March 18, 2020, class “A” preferred shares issued by the Company, with its equity position reaching 13,667,300 class “A” preferred shares (which includes 779,900 shares acquired through forward contracts) representing 3.96% of the total class “A” shares issued by the Company. Alaska Investimentos LTDA. also declared that it held 3,250,000 derivative instruments with the class “A" preferred shares as the underlying asset.

Alaska Investimentos LTDA. further informed that the reduction in the aforementioned equity interest merely represents a financial transaction and does not seek to change the controlling group or the administrative structure of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.